                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*
                           Bancorp Rhode Island, Inc.

                                (Name of Issuer)

                     Common Stock $0.01 par value per share

                         (Title of Class of Securities)

                                   059690 10 7

                                 (CUSIP Number)

                          Margaret D. Farrell, Esquire
                          Hinckley, Allen & Snyder LLP
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004

             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is
     filing  this  schedule   because   ofss.ss.240.13d-1(e),   240.13d-1(f)  or
     240.13d-1(g),  check the following box. [ ]

     Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits.  Seess.240.13d-7  for other parties to whom copies are to be sent.

CUSIP No.  059690 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Merrill W. Sherman

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)          Not applicable.
   (b)          Not applicable.

3. SEC Use Only

4. Source of Funds (See Instructions)  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization  United States

Number of                   7. Sole Voting Power  258,526*
Shares
Beneficially                8. Shared Voting Power  0
Owned by
Each                        9. Sole Dispositive Power  258,526*
Reporting
Person With                10. Shared Dispositive Power  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  258,526*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)  6.7% (based upon 4,010,929 shares outstanding and assumes conversion of all exercisable options.)

14. Type of Reporting Person (See Instructions)  IN

Item 1.   Security and Issuer

     Common  Stock $0.01 par value per share  ("Common  Stock"),  Bancorp  Rhode
     Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.

Item 2.   Identity and Background

  (a)  Merrill W. Sherman;
  (b)  One Turks Head Place, Providence, Rhode Island 02903;
  (c)  President, Chief Executive Officer and Director of Bancorp Rhode Island, Inc., (the "Issuer");
  (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding;
  (e)  During  the last five  years,  the  Reporting  Person has not been a party to a civil  proceeding  of a judicial or administrative body of competent  jurisdiction with respect to, and the Reporting Person is not subject to a judgment,  decree or final order enjoining  violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and
  (f)  United States.

Item 3.              Source and Amount of Funds or Other Consideration

     The funds used to purchase  certain  securities  herein described came from the personal resources of the Reporting Person.  Other securities described herein were granted by the Issuer as incentive compensation.

Item 4.              Purpose of Transaction

     The Reporting Person, who serves as Director, President and Chief Executive
     Officer of the Issuer has  acquired  certain of the shares  over time as an investment  and other  shares and options as  incentive  compensation.  The
     Reporting  Person has no plans, in her capacity as an individual  investor, which  relate to or would result in: (a) the  acquisition  by any person of additional  securities of the Issuer,  or the disposition of the securities of the  Issuer;  (b) an  extraordinary  corporate  transaction,  such  as a merger, reorganization, or liquidation,  involving the Issuer or any of its subsidiaries;  (c) a sale or transfer of a material amount of assets of the
     Issuer or any of its  subsidiaries;  (d) any change in the present board of directors or management of the Issuer,  including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the  board;  (e) any  material  change  in the  present  capitalization  or dividend  policy  of the  Issuer;  (f) any  other  material  change  in the
     Issuer's  business or  corporate  structure;  (g)  changes in the  Issuer's charter,  by-laws or  instruments  corresponding  thereto or other  actions which may impede the  acquisition  of control of the Issuer by any  person;
     (h)  causing a class of  securities  of the  Issuer to be  delisted  from a national  securities  exchange or to cease to be authorized to be quoted in an  inter-dealer  quotation  system  of a  registered  national  securities association;  (i) a class  of  equity  securities  of the  Issuer  becoming eligible for  termination of registration  pursuant to Section  12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     In her capacity as a director or as an executive officer of the Issuer, the
     Reporting  Person may, from time to time, have a role in formulating  plans which  relate to or would  result in any of the  foregoing  actions,  which would be  disclosed  by the Issuer as required  under  applicable  law. The
     Reporting Person has no such plans in her capacity as an investor.

Item 5.   Interest in Securities of the Issuer

          (a)  The  aggregate  number of securities  identified  pursuant to Item 1 is 258,526  which  includes  7,700
               Shares of Restricted  Stock (3,850 shares of which became  unrestricted on January 1, 2005) and 181,326 options to purchase the Issuer's  Common Stock  exercisable  within 60 days,  representing  6.7% of the class of securities  outstanding based upon the most recently available filing provided by the Issuer's transfer agent;

          (b)  The number of shares as to which  there is sole power to vote or to direct the vote is  258,526,  which includes  7,700 Shares of  Restricted  Stock (3,850 shares of which became  unrestricted  on January 1,
               2005) and 181,326 options to purchase the Issuer's Common Stock exercisable  within 60 days; the number of shares as to which there is sole power to dispose or to direct the  disposition  is  258,526,  which includes  7,700 Shares of  Restricted  Stock (3,850 shares of which became  unrestricted  on January 1,
               2005) and 181,326 options to purchase the Issuer's Common Stock exercisable within 60 days;

          (c)  None;

          (d)  No other  person is known to have the right to receive or the power to direct the receipt of  dividends from, or the proceeds from the sale of, such securities;

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                        None.

Item 7.   Material to Be Filed as Exhibits

                        None.

                                    Signature

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true,  complete and correct.

2/11/05
Date

/s/ Merrill W. Sherman
-----------------------------------
    Merrill W. Sherman
Signature

President and Chief Executive Officer
Name/Title

--------

* Includes 7,700 Shares of Restricted  Stock and 181,326 options to purchase the
Issuer's Common Stock exercisable within 60 days.